Mail Stop 4561

February 6, 2009

Peter Lamoureux
President
1100 North 4th Street, Suite 143
Fairfield, Iowa 52556

> **Re:** **The Everest Fund LP**
> **Item 4.01, Form 8-K**
> **Filed February 6, 2009**
> **File No. 000-17555**

Dear Mr. Lamoureux:

We have reviewed your amendment dated February 6, 2009, and have the following additional comment.

Form 8-K, Item 4.01

1. We note that the company's financial statements for the year ended December 31, 2007 have been audited by Ryan & Juraska. U.S. public accounting firms that wish to prepare or issue audit reports on issuers, or to play a substantial role in the preparation or issuance of such reports, must be registered with the PCAOB. Section 102 of the Sarbanes-Oxley Act of 2002 prohibits accounting firms that are not registered with the Board from preparing or issuing audit reports on U.S. public companies and from participating in such audits. It does not appear that Ryan & Juraska has obtained registration with the PCAOB. Clarify how you have complied with this requirement.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact me at (202) 551-3498 if you have any other questions.

Sincerely,

Yolanda Crittendon
Staff Accountant